E-Commerce China Dangdang Inc.

21/F, Jing An Center

No.8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

August 21, 2013

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief

Mr. Robert Babula, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	E-Commerce China Dangdang Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)

Filed on April 10, 2013 (File No. 001-34982)

Dear Mr. Mew and Mr. Babula:

The Company has received the letter dated August 8, 2013 from the staff of the Securities and Exchange Commission regarding the Company’s 2012 Form 20-F. The Company would like to request an extension to the deadline for responding to the letter. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than September 5, 2013.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact me at (86 10) 5799-2666 or zoujun@dangdang.com. Thank you very much.

Very truly yours,

/s/ Jun Zou
Jun Zou
Chief Financial Officer

cc:	Peggy Yu Yu, Executive Chairwoman, E-Commerce China Dangdang Inc.

Guoqing Li, Chief Executive Officer, E-Commerce China Dangdang Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP

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